[WLR&K Letterhead]




                                        March 30, 2006


VIA FACSIMILE AND EDGAR

Celeste M. Murphy, Esq.
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549

      Re:  The Sports Authority, Inc.

Dear Ms. Murphy:

      In response to our conversation yesterday, attached for your review are proposed edits relating to the disclosure about the board's consideration of going concern value. As we discussed, Sports Authority would very much like to file their definitive proxy statement tomorrow. Therefore, we would greatly appreciate a response by the close of business today.





                                   * * * * *

Celeste M. Murphy, Esq.
March 27, 2006
Page 2


      Please do not hesitate to call me at (212) 403-1333 or Benjamin M. Roth at
(212) 403-1378 with any questions regarding the foregoing.


                                    Very truly yours,

                                 /s/ Trevor S. Norwitz

                                     Trevor S. Norwitz



cc:   Jennifer Bella Maguire, Esq. (GIBSON, DUNN & CRUTCHER LLP)
      Nesa E. Hassanein, Esq. (THE SPORTS AUTHORITY, INC.)

     o the Special Committee's extensive, arm's-length negotiations with Leonard Green over several months, which, among other things, resulted in an increase in the merger consideration from $34.00 to $37.25 per share, a 9.6% increase.

     The Board was aware of and also considered the following adverse factors associated with the merger, among others:

     o at various times over the past several years, Sports Authority's stock price traded in excess of the $37.25 merger consideration, although the Board believed it was unlikely that Sports Authority stock would trade in excess of $37.25 in the near term;

     o that the transaction is subject to a financing condition and that Leonard Green does not on its own possess sufficient funds to complete the transaction;

     o that the public stockholders of Sports Authority will have no ongoing equity participation in the surviving corporation following the merger, meaning that the public stockholders will cease to participate in Sports Authority's future earnings or growth, or to benefit from any increases in the value of Sports Authority stock;

     o that the proposed merger will be a taxable transaction for Sports Authority stockholders whose shares are converted into cash in the merger;

     o that if the merger is not completed, Sports Authority will be required to pay its fees associated with the transaction as well as, under certain circumstances, reimburse Leonard Green for its out-of-pocket expenses associated with the transaction;

     o that the Company did not undertake an affirmative auction prior to entering into the merger agreement, although the Special Committee was satisfied that the merger agreement provided the Special Committee with an adequate opportunity to conduct an affirmative post-signing market test to ensure that the $37.25 per share merger consideration is the best available to Sports Authority's unaffiliated security holders;

     o that Sports Authority will be required to pay Leonard Green a termination fee if the merger agreement is terminated under certain circumstances; and

     o that if the merger is not completed, Sports Authority may be adversely affected due to potential disruptions in its operations.

     In addition, the Board was aware that the Company's senior management would be entering into arrangements with Buyer simultaneous with the execution of the merger agreement providing that such persons would reinvest a portion of their proceeds from the merger (and perhaps additional consideration) into the Buyer upon the completion of the transaction and that such persons would remain employed in substantially their respective current capacities following the completion of the transaction. While the Board was generally aware of these interests (although not the specific terms of each of the management arrangements) the Board's primary concern was to ensure that the per share merger consideration and other terms of the merger agreement were fair to and in the best interests of the Company's unaffiliated security holders. See ``Special Factors--Interests of Officers and Directors in the Merger'' beginning on page 29.



     IN ANALYZING THE TRANSACTION RELATIVE TO THE GOING CONCERN VALUE OF SPORTS AUTHORITY, THE BOARD TOOK INTO ACCOUNT THE PRE-ANNOUNCEMENT SPORTS AUTHORITY STOCK PRICE, WHICH THE BOARD CONSIDERED A MEANINGFUL REFLECTION OF THE COMPANY'S GOING CONCERN VALUE, AND ALSO CONSIDERED THE ANALYSES AND METHODOLOGIES USED BY MERRILL LYNCH AS A WHOLE TO EVALUATE THE GOING CONCERN VALUE OF SPORTS AUTHORITY INCLUDING THE HISTORICAL STOCK PRICE ANALYSIS, THE COMPARABLE COMPANIES ANALYSIS AND THE RANGE OF PRESENT VALUES OF BOTH THE CURRENT THREE-YEAR PLAN OF SPORTS AUTHORITY'S MANAGEMENT AND A POTENTIAL RECAPITALIZATION OF SPORTS AUTHORITY THROUGH A SHARE REPURCHASE. SEE ``--OPINION OF SPORTS AUTHORITY'S FINANCIAL ADVISOR'' BEGINNING ON PAGE 15. FURTHER, THE BOARD ADOPTED THE ANALYSES AND CONCLUSIONS OF MERRILL LYNCH. MERRILL LYNCH'S ANALYSES WERE BASED UPON CERTAIN MANAGEMENT-PROVIDED SCENARIOS AND ASSUMPTIONS, BUT DID NOT INCLUDE AN INDEPENDENT ANALYSIS OF THE LIQUIDATION VALUE OR BOOK



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